September 3, 2024

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Pearlyne Paulemon
Brigitte Lippmann
Division of Corporate Finance
Office of Real Estate & Construction

Re:	SKK Holdings Limited (the “Company”)
Registration Statement on Form F-1 (Registration No. 333-276744)
Request for Acceleration of Effective Date

Ladies and gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Bancroft Capital, LLC, as sole underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, September 4, 2024, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Bancroft Capital, LLC

By:	/s/ Robert L. Malin
Name:	Robert L. Malin
Title:	Managing Director

cc:	Mitchell Goldsmith, Esq., Taft Stettinius & Hollister LLP
Alan Gilbert, Esq., Taft Stettinius & Hollister LLP